Exhibit 99.2

ZUCKERMAN

INVESTMENT GROUP

May 25, 2012

Mr. Gary Martin

Capital Southwest Corporation

12900 Preston Road, Suite 700

Dallas, TX 75230

Dear Gary,

Enclosed within is a letter highlighting Zuckerman Investment Group’s goal for maximizing shareholder value per share and our suggestions for achieving that goal. This letter is sent per your request from our May 17, 2012 phone call.

Additional copies of the letter are included and intended for distribution to the three other Directors: John Wilson, Samuel Ligon and Richard Strup.

I look forward to continued constructive dialogue.

Sincerely,

/s/ Sherwin Zuckerman

Sherwin Zuckerman

ZUCKERMAN

INVESTMENT GROUP

May 25, 2012

Mr. Gary Martin

Capital Southwest Corporation

12900 Preston Road, Suite 700

Dallas, TX 75230

Dear Gary,

Zuckerman Investment Group owns approximately 6.7% of Capital Southwest Corp. (CSWC) shares outstanding as of 3/31/12. We have a long history with your company, as our founder and certain clients have owned shares in CSWC beginning in the early 1970’s. We respect the sound and disciplined manner in which the employees of CSWC oversee the private portfolio companies.

Our goal is the maximization of CSWC’s value per share. We want all company efforts focused on achieving this target, with little attention paid to the total size of the company. CSWC is well-positioned to attain our goal, as the company possesses a broad set of investment options, including:

•	Share repurchases at a discount to net asset value

•	Tuck-in acquisitions for core privately-held companies

•	Acquisitions of private, platform companies

•	Investments in venture companies

•	Ability to lever and remove equity capital from core privately-held companies

•	Monetization of assets

•	Distribution of excess capital

However, it is our concern that the management team and Board of Directors have not used all of the tools with the proper balance and have not evaluated the options against each other. For example, CSWC shares trade at a historically wide discount to net asset value and the company maintained a sizeable cash balance of $63 million at 12/31/11, yet the Board has not even established a share repurchase authorization. In addition, the growth of the resources, personnel and capital committed to venture capital deals caught our attention. Lastly, our concern escalated upon learning in an 8-K filed on May 7, 2012 that Directors Donald Burton and Graeme Henderson had resigned.

In our May 17th, 2012 phone discussion we highlighted our concerns and you asked that we outline our suggestions in a letter. This letter serves that purpose. Our suggestions for capital allocation and corporate governance are as follows:

155 North Wacker Drive. Suite 1700 Chicago, Illinois 60606 (312) 948-8000 ZuckermanlnvcstmentGroup.com

1)	CSWC should improve corporate governance via the following methods:

a)	The Board should be expanded to include Directors with experience effectively allocating capital at the corporate level. CSWC should solicit its shareholders to help identify candidates with this skill set. The Board should be expanded to seven Directors.

b)	Separate the Chairman and CEO roles with a corporate investor/capital allocator in one of those roles.

c)	Require greater stock ownership of Directors so as to better align shareholder and Board interests.

d)	Rotate Directors on the Compensation Committee. The current Chairman of the Compensation Committee has been in place since 2004.

2)	CSWC is the largest shareholder in two publicly-traded portfolio companies, Alamo Group (ALG) and Heely’s Inc. (HLYS). As of 5/18/12, these investments represent approximately $28 per share. CSWC should explore alternatives to maximize the value of its investments in ALG and HLYS.

3)	CSWC has two additional positions in public companies, Encore Wire (WIRE) and Hologic (HOLX). After the recent sale of a portion of the WIRE position, these investments represent approximately $12 per share. CSWC should explore alternatives to maximize the value of its investments in WIRE and HOLX.

4)	CSWC has two control positions in private companies, Rectorseal and Whitmore, that represent a significant portion of value per share. As of 12/31/11, these two companies represented approximately $57 per share. CSWC should continue to pursue value-generative tuck-in acquisitions for these companies and take a longer-term view to realize their significant value. These positions could eventually be sold at the right price or spun-off to shareholders.

5)	CSWC has numerous small investments in private companies and funds. As of 12/31/11, these investments represented approximately $22 per share. CSWC should explore alternatives to maximize the value of these investments.

6)	CSWC had $63 million of cash as 12/31/11, representing approximately $17 per share. Excess cash not needed for near-term tuck-in acquisitions at Rectorseal and Whitmore or venture capital investments should be returned to shareholders in a tax-efficient manner, either through dividends or share repurchases.

7)	Any capital committed to venture capital companies must be measured against all other potential uses of capital, including share repurchases, investments in core privately-held companies, the purchase of new platform companies and the distribution of capital.

8)	CSWC should immediately establish a share repurchase authorization and repurchase shares when the discount to intrinsic value is attractive.

9)	The company should hire a tax and financial advisor with significant experience with spin-offs and corporate restructurings.

We look forward to continued constructive dialogue. Through capital allocation focused on value per share and well-timed asset monetization, all shareholders should enjoy greater growth in value per share, a narrowing of the discount to net asset value and the distribution of sale proceeds.

Sincerely,

Zuckerman Investment Group

Cc: Capital Southwest Corp. Directors:

John H. Wilson

Samuel B. Ligon

Richard F. Strup